Act: 1934
Section: 15d
Rule:
Public
Availability: 3-18-2011



11006253

Received SEC
MAR 18 2011
Washington, DC 20549

No Act
PE 3/11/11

March 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Live Current Media Inc.
Incoming letter dated March 11, 2011

Based on the facts presented, the Division will not object if Live Current Media stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2010. In reaching this position, we note that Live Current Media has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-1 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Live Current Media will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Mail Stop 4561

Mary Ann Sapone
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024

Re: Live Current Media Inc.

Dear Ms. Sapone:

In regard to your letter of March 11, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

March 11, 2011

Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are writing on behalf of our client, Live Current Media Inc., a Nevada corporation, (the "Company") to request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it concurs in the Company's view that the requirement imposed by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"), as amended, to update the Company's Registration Statements (as defined below) will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934 (the "Exchange Act") to suspend its duty to file with the Commission current and periodic reports, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the "Form 10-K"), as required by Section 15(d) of the Exchange Act and the rules promulgated thereunder. If the Commission grants the relief sought by this letter, the Company intends to file a Form 15 to discontinue its reporting obligation prior to March 31, 2011, the due date of the Form 10-K. The Company will continue to file all Current Reports on Form 8-K until it files a certification on Form 15.

I. Background of the Company.

The Company was incorporated under the laws of the State of Nevada on October 10, 1995 under the name "Troyden Corporation". The Company's name was changed on August 21, 2000 from Troyden Corporation to Communicate.com Inc., and again on May 30, 2008 to Live Current Media Inc.. Through Domain Holdings, Inc., the Company's subsidiary, it owns more than 900 domain names. The Company's plan is to build consumer internet experiences based on the generic domains within its portfolio of domain names. The Company intends to develop a portfolio of e-commerce businesses, either by itself or by entering into arrangements with businesses that operate in the product or service categories that are described by the domain name assets it owns. The domain names span several consumer and business-to-business categories including health and beauty (such as Perfume.com) and sports and recreation (such as Karate.com). To date, the only business that generates significant revenue is Perfume.com, which sells brand name fragrances, including women's perfume, men's cologne, and skin care products, direct to consumers who are primarily located in the United States, although there have been small transactions with consumers in Canada and the United Kingdom.

The Company's revenues have not been adequate to support its operations and for the past several quarters have been in decline. In October 2010, the Company's management was replaced as a result of a proxy contest.

The Company filed a registration statement on Form 10 with the Commission on March 10, 2000, registering its common stock under Section 12(g) of the Exchange Act. The Company does not have, nor has it had in the past, securities registered under Section 12(b) of the Exchange Act.

The Company's common stock, $0.001 par value, traded on the OTC Bulletin Board until February 23, 2011, when it began trading on the OTC Pink Sheets, under the symbol "LIVC". As of March 8, 2011, the Company had 29,976,180 shares of common stock outstanding held by 143 record stockholders. The Company has no other outstanding class of equity securities. As of March 8, 2010, the Company has outstanding (i) options issued through the Communicate.com, Inc. 2007 Stock Incentive Plan for the purchase of 65,000 shares of common stock which are held by six individuals, (ii) warrants for the purchase of 7,577,344 shares of common stock held by 23 persons and (iii) promissory notes held by five individuals that may be converted into 1,227,689 shares of the Company's common stock. These are the only outstanding rights to acquire common stock or other securities of the Company. The exercise price of the outstanding options ($0.16 per share and $0.65 per share), the exercise price of the outstanding warrants ($0.91 per share and $0.15 per share) and the conversion price of the convertible promissory notes ($0.25 per share) are significantly above the market price of the Company's common stock. On March 8, 2011, the last sale price of the Company's common stock was $0.08. The common stock constitutes the only securities of the Company registered or required to be registered under Section 12 or subject to a reporting obligation under Section 15(d) of the Exchange Act. The common stock, options, warrants and promissory notes are the only classes of the Company's securities that are outstanding. The Company is current in all of its periodic and current reports through the date of this letter and has filed all such reports during the most recent 3 fiscal years. The Company's fiscal year ends on December 31.

The Company is not required by an indenture or any other document to submit, provide, furnish or file reports under the Exchange Act with the Commission, a trustee or any other third party during the time period in which the Company seeks to avail itself of the suspension provided by Rule 12h-3 and, once a Form 15 is filed with the Commission to suspend the Company's duty to file reports under Section 15(d), the Company will not do so on a voluntary basis or otherwise.

II. Registration Statements.

The Company has on file with the Commission the following Securities Act registration statements:

Form S-8 (File No. 333-145640). This registration statement registered the offer and sale of 5 million shares of common stock in connection with the Communicate.com, Inc. 2007 Stock Incentive Plan (the "Plan"). The registration statement became effective on August 22, 2007, the date it was filed.

Form SB-2 (File No. 333-147688). This registration statement registered for resale a total of 2,550,000 shares of common stock purchased by the selling shareholders in a private offering that was completed in October 2007. The registration statement was declared effective on January 7, 2008.

Form S-1 (File No. 333-158951). This registration statement registered for resale a total of 4,254,682 shares of common stock purchased by the selling shareholders in various private offerings. The registration statement was declared effective on July 1, 2010. The common stock registered consisted of 2,627,344 shares of common stock and 1,627,338 shares of common stock underlying warrants. Warrants representing the right to purchase 813,669 shares of common stock, which had an exercise price of $0.78, expired unexercised in November 2010. Warrants representing the right to purchase the remaining 813,669 shares of common stock, which have an exercise price of $0.91 a share, will expire in November 2011.

The registration statement on Form S-8 was automatically updated on March 29, 2010 under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The registration statement on Form S-1 was declared effective in July 2010. The registration statement on Form S-8 and the registration statement on Form S-1 are sometimes collectively referred to as the "Registration Statements".

No sales were made under any of the registration statements during the fiscal year ended December 31, 2010 and no sales have been made during the current fiscal year. All of the shares registered on the registration statement on Form SB-2 and on the registration statement on Form S-1, with the exception of 813,669 shares of common stock that would be issued in the event that selling shareholders exercised their warrants, are eligible for resale without registration under Rule 144 under the Securities Act, and such eligibility is not dependent upon the availability of current public information regarding the Company due to the applicable holding periods. Furthermore, the Company has no agreements with any selling shareholder which would obligate the Company to maintain the effectiveness of the Registration Statements for any particular length of time. If the selling shareholders were to exercise the warrants, they would be entitled to sell the shares of common stock they acquire pursuant to an exemption provided by Section 4(1) of the Securities Act of 1933.

On January 21, 2011 and January 25, 2011, the Company filed post-effective amendments to each of the registration statements to deregister any common stock that remained unsold. The post-effective amendment to the registration statement on Form S-8 was effective on January 25, 2011, the date of filing. The post-effective amendments to the registration statements on form SB-2 and S-1 were declared effective on January 24, 2011. Accordingly, no investors will be able to purchase securities pursuant to the Registration Statements, therefore, the protection of Section 15(d) is no longer necessary for potential purchasers.

III. Discussion.

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), it is currently eligible to deregister the common stock under Section 12(g) of the Exchange Act and will file a Form 15 to terminate the Company's Section 12(g) reporting obligations.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of filing, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and the common stock meets the criteria set forth in Rule 12h-3(b), in that the common stock will be held of record by less than 300 shareholders on the date that the Form 15 is filed.

Rule 12h-3(c) of the Exchange Act provides that the suspension to file reports under Section 13(a) is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. The registration statement on Form S-8 was automatically updated under Section 10(a)(3) when the Company filed its Form 10-K for the fiscal year ended December 31, 2009. The registration statement on Form S-1 was filed and became effective during the 2010 fiscal year. A literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) because the Registration Statements are "required to be updated pursuant to Section 10(a)(3) of the Act . . . ." Rule 12h-3(c).

However, the purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Commission has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also Craftmade International, Inc. (available January 27, 2010); DataTrak International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); and Interlink Electronics, Inc. (available March 26, 2009).

The Company respectfully submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no one has used the subject registration statements during the fiscal year ended December 31, 2010 or the current fiscal year.

The Commission has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. See e.g., PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010, Neuro-Hitech, Inc. (available July 30, 2009) and I. C. Isaacs & Company, Inc. (available August 13, 2008). The Commission has also permitted the filing of a Form 15 by issuers whose registration statements were declared effective within a few months of their request to suspend the duty to file reports under Section 15(d). See e.g., Goodman Global Group, Inc. (available December 14, 2010).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where small companies with a small number of public stockholders are involved. See E. G., PureDepth, Inc. (available March 8, 2010), Silverstar Holdings, Ltd. (available May 15, 2009); and Internlink Electonrics, Inc. (available March 26, 2009).

The Company satisfied each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), the Company has filed all reports required by Section 13(a) for its three most recent fiscal years and through the date of this letter for its current fiscal year; and (ii) in accordance with Rule 12h-3(b)(1)(i), the Company has fewer than 300 stockholders of record. As of March 8, 2011, the Company had 143 holders of record of its common stock.

The preparation of the Form 10-K imposes a financial burden on the Company and involves significant management efforts, including the incurrence of costs that are estimated to be approximately $120,000 for this filing, for a company that has experienced continued revenue decline and an increase in its losses. Furthermore, reductions in staffing levels and the lack of internal accounting and financial support due to cost cutting initiatives has made it difficult for the Company to devote the necessary resources to ongoing reporting under the Exchange Act, including the preparation of its Form 10-K. Such burdens and efforts are disproportionate to the number of record holders, and disporportionate to the benefits to be derived given the limited trading activity in the Company's common stock. The Company's common stock has historically seen low turnover and trading activity is extremely thin. The average daily trading volume in the common stock during the preceding 12 months was approximately 18,946 shares. During the same period, there were 55 trading days on which there were no transactions in the Company's common stock.

Options to purchase shares of the Company's common stock pursuant to the Plan covered by the registration statement on Form S-8 are held by six persons. All option holders are current or former officers, employees or directors of the Company and all such options are currently set at exercise prices that are significantly higher than the price at which the Company's common stock is currently trading. As a matter of fact, due to the disparity between the current market price of the common stock and the option exercise price (which is $0.65), none of the options that were granted have ever been exercised. Likewise, the promissory notes are held by five individuals and the warrants are held by 23 persons. Again, the disparity between the current market price of the common stock and the exercise and conversion prices ($0.91 and $0.25, respectively) are significant and makes the likelihood of conversion or exercise unlikely. It is our view that the benefit to those few persons holding options, warrants and promissory notes is outweighed by the excessive cost to the Company of being required to file the Form 10-K or any other reports.

There is very little benefit to the investing public to be had by requiring the Company to file the Form 10-K. The policy rationale underlying Rule 12h-3(c) is not applicable to the Company's Registration Statements. We note that the Commission has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with the reporting requirements under the Exchange Act. See e.g., Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009) and Interlink Electronics, Inc. (available March 26, 2009).

In the Company's circumstances, the financial burdens of filing the Form 10-K are disproportionate to any benefits. The Company publicly reported losses for the 2009 fiscal year and for each of the first three quarters of the 2010 fiscal year. The Company believes that the funds spent to prepare and file the Form 10-K and otherwise ensure compliance with Commission regulations could be used more effectively by investing them in internal projects intended to increase stockholder value.

Once the Company terminates its reporting status, Rule 701 under the Securities Act will permit it to offer and sell securities pursuant to the Plan. See New City Communications, Inc. (available October 7, 1988). The Company has informed us that after the filing of the Form 15, issuances of securities pursuant to the Plan will comply with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The Plan satisfies the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided by Rule 701(g). Similarly, in the unlikely event that the warrants are exercised or the promissory notes converted, the Company would issue the common stock pursuant to the exemption provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Shares acquired upon the exercise or conversion of the options, warrants or promissory notes may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See e.g., Planet Technologies, Inc. (available February 7, 2008).

If the number of the Company's stockholders exceeds 300 in the future, the Company will once again begin filing reports pursuant to Section 15(d).

IV. Conclusion and Request for Relief

For the foregoing reasons, we respectfully request the Division of Corporation Finance to issue a no-action letter advising us that the Commission concurs with the Company's view that the updating requirements of Securities Act Section 10(a)(3) as to the Registration Statements will not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend its duty to file with the Commission current and periodic reports, including the Form 10-K, required by Section 15(d) of the Exchange Act and the rules promulgated thereunder.

Very truly yours,

RICHARDSON & PATEL LLP

By: 
MARY ANN SAPONE